Exhibit 3.26

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

DELL FINANCIAL SERVICES L.L.C.

MARCH 21, 2008

Execution Copy

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

DELL FINANCIAL SERVICES L.L.C.

THIS FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (“Agreement”) is made and entered into effective as of March 21, 2008 (“Effective Date”) by and among DELL DFS CORPORATION, a Delaware corporation (“Dell-DFS”), and DELL DFS HOLDINGS L.L.C, a Delaware limited liability company (“DFS Holdings”), as members (Dell-DFS and DFS Holdings sometimes being referred to herein individually as a “Member” and collectively as the “Members”).

RECITALS:

WHEREAS, pursuant to the Agreement of Limited Partnership of Dell Financial Services L.P., dated April 14, 1997, by and among Dell Credit Company L.L.C., a Delaware limited liability company (“Dell Credit”), Dell-DFS and CIT DFS Inc., a Delaware corporation (“CIT DFS”) (the “Original Limited Partnership Agreement”), Dell Credit, Dell-DFS and CIT DFS (the “Original Partners”) agreed to form Dell Financial Services L.P. (“DFSLP”) as a limited partnership under the Delaware Revised Uniform Limited Partnership Act, Del. Code Ann. tit. 6, §17-101, et. seq., as amended from time to time (the “LP Act”);

WHEREAS, the Original Partners entered into the Amended and Restated Agreement of Limited Partnership of Dell Financial Services L.P., dated as of September 8, 2004, pursuant to which the parties thereto agreed to amend and restate the Original Limited Partnership Agreement (the “First Amended Limited Partnership Agreement”):

WHEREAS, effective as of December 31, 2007, CIT DFS transferred all of its right, title and interest in its Interest in DFSLP to Dell International Incorporated, a Delaware corporation (“DII”), and DII made an additional capital contribution to DFSLP in the amount reflected on the books of DFS in exchange for an additional Interest in DFSLP;

WHEREAS, Dell Credit, Dell-DFS and DII entered into the Second Amended and Restated Agreement of Limited Partnership of Dell Financial Services L.P., dated as of December 31, 2007, pursuant to which the parties thereto agreed to amend and restate the First Amended Limited Partnership Agreement (the “Second Amended Limited Partnership Agreement”);

WHEREAS, effective as of Febrauary 2, 2008, DII transferred all of its right, title and interest in its Interest in DFSLP to DFS Holdings, and DFS Holdings made an additional capital contribution to DFSLP in the amount reflected on the books of DFSLP in exchange for an additional Interest in DFSLP;

WHEREAS, Dell Credit, Dell-DFS and DFS Holdings entered into the Third Amended and Restated Agreement of Limited Partnership of Dell Financial Services L.P., dated as of February 2, 2008, pursuant to which the parties thereto agreed to amend and restate the Second Amended Limited Partnership Agreement (the “Third Amended Limited Partnership Agreement”);

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WHEREAS, effective as of March 20, 2008, Dell Credit, Dell-DFS and DFS Holdings approved the conversion of DFSLP into a Delaware limited liability company under the name of Dell Financial Services L.L.C. (the “Company”), and a Certificate of Conversion and Certificate of Formation was filed with the Delaware Secretary of State to effectuate the conversion pursuant to the provisions of the LP Act and the LLC Act;

WHEREAS, effective as of March 21, Dell Credit merged with and into the Company pursuant to that certain Agreement and Plan of Merger dated as of March 20, 2008, and as a result Dell-DFS and DFS Holdings became the Members of the Company;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements set forth below, the Members hereby adopt this Agreement in its entirety to govern the affairs of the Company as follows:

ARTICLE I

DEFINITIONS

1.1 Terms Defined Herein. As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to a Person (the “First Person”), any Person who, directly or indirectly, controls, is controlled by or is under common control with the First Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) of a Person means the power to direct the management or policies of such Person, directly or indirectly, through the ownership of voting Securities, by contract or otherwise.

“Agreement” means this Limited Liability Company Agreement, as amended, supplemented, restated or replaced in writing from time to time.

“Available Cash” means the amount, if any, by which (a) the sum of (i) the aggregate of the Member’s capital balances per DFS’ financial statements and (ii) the undistributed Members’ gain or loss per DFS’ financial statements; exceeds (b) the Minimum Cash Balance.

“Business” has the meaning set forth in Section 2.1.

“Capital Account” means the separate capital account established and maintained for each Member by DFS pursuant to Section 3.2(a).

“Capital Contribution” means the total amount of cash and the Fair Value of Property (net of liabilities secured by such Property that DFS is considered to assume or take subject to under IRC §752) contributed by a Member (or its predecessor in interest) to the capital of DFS.

“Certificate” means the Certificate of Formation of DFS filed with the Delaware Secretary of State, as amended and in effect from time to time.

“Company” has the meaning set forth in the recitals to this Agreement.

“Company Minimum Gain” has the meaning set forth in Section 4.1(b)(ii).

“Company Nonrecourse Deduction” has the meaning set forth in Section 4.1(b)(v).

“Credits” means all tax credits allowed by the IRC with respect to activities of DFS or the Property.

“Dell” means Dell Inc., a Delaware corporation.

“Dell-DFS” means Dell DFS Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Dell Inc.

“Dell Credit” means Dell Credit Company L.L.C., a Delaware limited liability company.

“DFS” means Dell Financial Services L.L.C., a limited liability company formed under the LLC Act pursuant to the Certificate.

“DFS Holdings” means Dell DFS Holdings L.L.C., a Delaware limited liability company.

“DFSLP” has the meaning set forth in the Recitals to this Agreement.

“Distribution Percentage” means (a) with respect to Dell-DFS, 58.29%, and (b) with respect to DFS Holdings, 41.71%.

“Distribution” means any distribution of cash or Property (net of liabilities secured by such Property that the distributee Member is considered to assume or take subject to under IRC §752) by DFS to a Member.

“Effective Date” has the meaning specified in the introductory paragraph of this Agreement.

“Fair Value” of an asset means its fair market value, as determined by the Members or, if applicable, the Liquidator.

“First Amended Limited Partnership Agreement” has the meaning set forth in the recitals to this Agreement.

“Fiscal Month”, “Fiscal Quarter” and “Fiscal Year” have the respective meanings set forth in Section 6.5.

“GAAP” means generally accepted accounting principles applicable in the United States and in effect from time to time.

“Income” and “Loss” mean, respectively, for each Fiscal Year or other period, an amount equal to DFS’s taxable income or loss for such Fiscal Year or period, determined in accordance with IRC §703(a), except that for this purpose (a) all items of income, gain, deduction or loss required to be separately stated by IRC §703(a)(1) shall be included in taxable income or loss, (b) tax exempt income shall be added to taxable income or loss, (c) any expenditures described in IRC §705(a)(2)(B) (or treated as IRC §705(a)(2)(B) expenditures pursuant to Treasury Regulation §1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted and (d) taxable income or loss shall be adjusted to reflect any item of income or loss specifically allocated in Article IV.

“Initial Capital Account Balance” has the meaning set forth in Section 3.1.

“Interest” means all of a Member’s rights and interests in DFS in its capacity as a Member, as provided in the Certificate, this Agreement or the Act.

“IRC” means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of future laws.

“Liquidation” has the meaning set forth in Treasury Regulation §1.704-1(b)(2)(ii)(g) and any amendatory or successor section of such Treasury Regulation.

“Liquidation Proceeds” means the proceeds from the sale of all Property at the time of Liquidation of DFS, including the receipt of a note or other instrument providing for installment payments, and the Fair Value of any Property distributed in kind as a part of the Liquidation of DFS.

“Liquidator” means Dell-DFS or any other Person required or authorized by law to wind up DFS’s affairs.

“LLC Act” means the Delaware Limited Liability Company Act.

“LP Act” has the meaning set forth in the recitals to this Agreement.

“Member” means Dell-DFS, DFS Holdings or any Transferee of all or a part of the Interest of a Member if such Transferee becomes a Substitute Member pursuant to Section 7.2.

“Minimum Cash Balance” means an amount which shall initially be $15 million, but which shall be reviewed annually by the Members and modified, as necessary, within the sole discretion of the Members.

“Original Limited Partnership Agreement” has the meaning set forth in the recitals to this Agreement.

“Original Partners” has the meaning set forth in the recitals to this Agreement.

“Member Loan” has the meaning set forth in Section 3.5.

“Member Nonrecourse Debt Minimum Gain” has the meaning set forth in Section 4.1(b)(iv).

“Person” means any individual, partnership, joint venture, limited liability company, limited liability partnership, corporation, cooperative, trust or other entity, including any governmental entity, agency or political subdivision.

“Products” means all of the computer hardware, software, parts, equipment, accessories and other products that Dell (or its subsidiaries), in its sole discretion, may from time to time offer for purchase or license to customers in the ordinary course of its business, whether manufactured by Dell, any Dell Affiliate or any other Person, all as revised by Dell (or its subsidiaries) from time to time in its sole discretion.

“Property” means all tangible and intangible property in which DFS has an interest or that DFS owns from time to time.

“Regulatory Allocations” means the allocations described in Section 4.1(b).

“Revaluation” means the occurrence of any event described in clause (i), (ii) or (iii) of Section 3.2(c) in which the book basis of Property is adjusted to its Fair Value.

“Second Amended Limited Partnership Agreement” has the meaning set forth in the recitals to this Agreement.

“Securities” means any stock, shares, voting trust certificates, bonds, debentures, notes or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” under applicable federal or state securities laws or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of or any right to subscribe to purchase or acquire any of the foregoing.

“Substitute Member” means a Transferee of an Interest admitted to DFS as such pursuant to Section 7.2.

“Term” has the meaning set forth in Section 2.5.

“Third Amended Limited Partnership Agreement” has the meaning set forth in the recitals to this Agreement.

“Transfer” means (a) when used as a verb, to give, sell, exchange, assign, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (b) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise and the term “Transferee” and “Transferor” shall have correlative meanings.

“Treasury Regulations” means the final and temporary regulations promulgated by the United States Treasury Department pursuant to the IRC, as such regulations are amended and in effect from time to time.

1.2 Other Definitional Provisions

(a) As used in this Agreement, accounting terms not defined in this Agreement shall have the respective meanings given to them under GAAP.

(b) Words of any gender (whether masculine, feminine or neuter) shall be deemed to include all other genders. Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

(c) When used herein, the word “including” means “including, without limitation”.

(d) Unless otherwise specified, references herein to Articles or Sections shall be deemed to be references to Articles or Sections, as applicable, of this Agreement. When used in this Agreement, the words “hereof”, “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

ARTICLE II

BUSINESS PURPOSES, OFFICES,

BUSINESS QUALIFICATIONS AND TERM

2.1 Business Purpose. The business purposes of DFS (the “Business”) shall be to (a) purchase Products from Dell Affiliates, (b) design, provide and manage lease and other financing programs in connection with the sale or lease of such Products to customers of DFS or Dell and (c) own, operate and conduct such other businesses and activities as may from time to time be determined by the Members; provided, however, that DFS may conduct Business outside the United States of America only if and to the extent that both Dell-DFS and DFS Holdings consent thereto.

2.2 Principal Place of Business. The principal place of business of DFS shall be located at One Dell Way, Round Rock, Texas 78682. The Members may change the location of DFS’s principal place of business and may establish additional places of business for DFS at such locations and in such jurisdictions as may be determined, from time to time, by the Members.

2.3 Registered Office and Registered Agent. The registered office of DFS in Delaware shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The registered agent for DFS at such office shall be The Corporation Trust Company. The Members may change the location of DFS’s registered office in Delaware or the registered agent for DFS at any time and from time to time, provided that the appropriate form of notice is filed with the Delaware Secretary of State.

2.4 Other Business Qualifications. DFS may qualify to transact business in such other states and under such assumed business names (for which all applicable assumed business name certificates or filings shall be made) as the Members shall determine. Each Member shall execute, acknowledge, swear to and deliver all certificates or other documents necessary or appropriate to qualify, continue and terminate DFS as a foreign limited liability company in such jurisdictions in which DFS may conduct business.

2.5 Term. The term of DFS commenced on April 14, 1997 and shall continue in existence until terminated pursuant to the provisions of Article VIII (the “Term”).

2.6 Mergers and Exchanges. The Company may be a party to a merger, conversion, consolidation or other reorganization of the types permitted by the LLC Act.

ARTICLE III

CAPITAL CONTRIBUTIONS AND MEMBER LOANS

3.1 Capital Account Balances. As of the Effective Date, each Member has the Capital Account balance set forth opposite such Member’s name on the books and records of DFS (the “Initial Capital Account Balance”). No Member shall be required to make any Capital Contributions from and after the date hereof without the approval of all of the Members.

3.2 Capital Accounts.

(a) A separate Capital Account shall be maintained for each Member. Each Member’s Capital Account initially shall be equal to such Member’s Initial Capital Account Balance. Thereafter, each Member’s Capital Account shall be (a) increased by (i) any other Capital Contributions made by such Member, (ii) the amount of Income (or items thereof) allocated to such Member pursuant to Article IV and (iii) the amount of any DFS liabilities assumed by the Member or which are secured by any Property distributed to such Member; and (b) decreased by (i) the Distributions made by DFS to such Member, (ii) the amount of Loss (or items thereof) allocated to such Member pursuant to Article IV and (iii) the amount of any liabilities of the Member assumed by DFS or which are secured by any Property contributed by such Member to DFS.

(b) If any Interest is Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor as provided in the last sentence of Section 7.3.

(c) In the event of (i) an additional Capital Contribution by any Member of more than a de minimis amount of Property which results in a shift in Interests, (ii) a Distribution by DFS to a Member of more than a de minimis amount of Property which results in a shift in Interests or (iii) the Liquidation of DFS, the book basis of the Property shall be adjusted to Fair Value as of the date of such Capital Contribution, Distribution or Liquidation, and the Capital Accounts of all the Members shall be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if DFS recognized Income or Loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clause (i) or (ii) above shall be made only if the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

(d) If any Property is subject to IRC §704(c) or is revalued on the books of DFS in accordance with Section 3.2(c) pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(f), the Members’ Capital Accounts shall be adjusted in accordance with Treasury Regulation §1.704-l(b)(2)(iv)(g) for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

(e) The foregoing provisions of this Section 3.2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation §1.704-1(b) and §1.704-2 and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Members determine that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Members may cause such modification to be made, provided that it is not likely to have a material effect on amounts distributable to any Member upon Liquidation of DFS.

3.3 Negative Capital Accounts. No Member shall be obligated to restore, and neither DFS, any other Member nor any third party shall have any right to compel any Member to restore, any negative balance in such Member’s Capital Account; provided, however, that nothing in this Section 3.3 shall relieve a Member of any liability it may otherwise have, either pursuant to the terms of this Agreement or pursuant to the terms of any agreement to which DFS or such Member may be a party.

3.4 Capital Withdrawal Rights, Interest and Priority. Except as expressly provided in this Agreement, no Member shall be entitled to (a) withdraw its Capital Contributions or reduce the balance in such Member’s Capital Account, (b) receive any Distributions from DFS or (c) demand or receive Property other than cash in return for its Capital Contributions. No Member shall be entitled to receive or be credited with any interest on such Member’s Capital Account at any time. No Member shall have any priority over any other Member as to the return of such Member’s Capital Account.

3.5 Loans by Members. Any Member may make a loan to DFS (“Member Loan”) in such amounts, at such times, on such terms and conditions and at such rates of interest as may be approved by the Members. Member Loans shall not be considered Capital Contributions.

ARTICLE IV

ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocations.

(a) General. After giving effect to the Regulatory Allocations, all Income, Loss and Credits of DFS (including those resulting from a Liquidation of DFS) shall be allocated to the Members pro rata in accordance with their Distribution Percentages.

(b) Regulatory Allocations.

(i) Qualified Income Offset. Notwithstanding the allocations provided in Section 4.1(a) and except as otherwise provided in this Section 4.1(b), if any Member receives an unexpected allocation of Loss or deduction or an unexpected distribution as described in Treasury Regulation §1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in a negative balance in such Member’s Capital Account (after taking into account reductions for the items set forth in Treasury Regulation §1.704-1(b)(2)(ii)(d)(4), (5), or (6)) in excess of (A) the amount, if any, of such negative Capital Account such Member is obligated to restore pursuant to the terms of this Agreement and (B) the amount of such negative Capital Account such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation §1.704-2(g)(1) and §1.704-2(i)(5), such Member shall receive an allocation of gross income or gain in the amount necessary to eliminate such excess as quickly as possible. This provision is intended to satisfy the definition of “qualified income offset”, as defined in Treasury Regulation §1.704-1(b)(2)(ii)(d).

(ii) Minimum Gain. Notwithstanding the allocations provided in Section 4.1(a) and except as otherwise provided in this Section 4.1(b), if there is a net decrease in “Company Minimum Gain” (to have the same meaning as “partnership minimum gain” as defined in Treasury Regulation §1.704-2(d)) during any Fiscal Year, each Member with a negative Capital Account balance at the end of such Fiscal Year (decreased by the amount, if any, of such negative Capital Account such Member is obligated to restore pursuant to the terms of this Agreement and the amount of such negative Capital Account such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation §1.704-2(g)(l) and §1.704-(2)(i)(5), and increased by the items set forth in Treasury Regulation §1.704-1(b)(2)(ii)(d)(4), (5) or (6)) shall be allocated items of gross income and gain for such Fiscal Year and, if necessary, for subsequent Fiscal Years, in an amount equal to such Member’s share of the net decrease in such Company Minimum Gain, determined in accordance with Treasury Regulation §1.704-(2)(g)(2). This provision is intended to satisfy the definition of a “minimum gain chargeback” as defined in Treasury Regulation §1.704-2(f).

(iii) Gross Income Allocation. Notwithstanding the allocations provided in Section 4.1(a) and except as otherwise provided in this Section 4.1(b), if any Member has a negative Capital Account at the close of any Fiscal Year which is in excess of the sum of (A) the amount, if any, of such negative Capital Account such Member is obligated to restore pursuant to any provision of this Agreement and (B) the amount of such negative Capital Account such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation §1.704-2(g)(1) and §1.704-2(i)(5), such Member shall be specially allocated items of gross income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.1(b)(iii) shall be made only if and to the extent that such Member would have a negative Capital Account in excess of such sum after all other allocations provided for in this Section 4.1 have been made as if Section 4.1(b)(i) and this Section 4.1(b)(iii) were not in this Agreement.

(iv) Member Nonrecourse Deductions and Member Nonrecourse Debt Minimum Gain. Notwithstanding the allocations provided for in Section 4.1(a) and except as otherwise provided in this Section 4.1(b), any “Member Nonrecourse Deduction” (to have the same meaning as “partner nonrecourse deduction” as defined in Treasury Regulation §1.704-2(i)(2)) for any Fiscal Year shall be allocated to the Member who bears the economic risk of loss in accordance with Treasury Regulation §1.704-2(i)(1), and if there is a net decrease in “Member Nonrecourse Debt Minimum Gain” (to have the same meaning as “partner nonrecourse debt minimum gain” as defined in Treasury Regulation §1.704-2(i)(3)) during any Fiscal Year, each Member with a negative Capital Account at the end of such Fiscal Year (decreased by the amount, if any, of such negative Capital Account such Member is obligated to restore pursuant to the terms of this Agreement and the amount of such negative Capital Account such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation §1.704-2(g)(1) and §1.704-2(i)(5), and increased by the items set forth in Treasury Regulations §1.704-1 (b)(2)(ii)(d)(4), (5) or (6)) shall be allocated items of gross income and gain for such Fiscal Year and, if necessary, for subsequent Fiscal Years, in an amount equal to such Member’s share of the net decrease in such Member Nonrecourse Debt Minimum Gain, determined in accordance with Treasury Regulation §1.704-2(i)(4). This provision is intended to comply with the chargeback provisions of Treasury Regulation §1.704-2(i)(4).

(v) Company Nonrecourse Deductions. Notwithstanding the allocations provided for in Section 4.1(a) and except as otherwise provided in this Section 4.1(b), any “Company Nonrecourse Deductions” (to have the same meaning as “partnership nonrecourse deductions” as defined in Treasury Regulation §1.704-2(c)) for any Fiscal Year shall be allocated to the Member in accordance with their Distribution Percentages as provided under Treasury Regulation §1.704-2(e).

(vi) Curative Allocations. The Regulatory Allocations are intended to comply with certain requirements of Treasury Regulation §§1.704-1 and 1.704-2. Notwithstanding any other provision of this Section 4.1 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Income and Losses and items of gross income, gain and deduction among the Members so that, to the extent possible, the net amount of such allocations to the Members shall be equal to the net amount that would have been allocated to the Members if the Regulatory Allocations had not occurred.

(c) Section 704(c) and Revaluation Allocations. In accordance with IRC §704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any Property contributed to the capital of DFS shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to DFS for federal income tax purposes and its Fair Value at the time of contribution. In the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to any Property shall take account of any variation between the adjusted basis of such property to DFS for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under IRC §704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Members in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.1(c) are solely for income tax purposes and shall not affect, or in any way be taken into account in computing, for book purposes, any Member’s Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(d) General Allocation Provisions. Except as otherwise provided in this Agreement, all items that are components of Income or Loss shall be allocated among the Members in the same proportion that such Income or Loss, as the case may be, is allocated. For purposes of determining the Income, Loss or any other distributive share items for any period, Income, Loss or any such other items shall be determined on a daily, monthly or other basis, as determined by the Members, using any permissible method under the IRC and the Treasury Regulations.

(e) Financial Accounting Allocations. For each Fiscal Year, DFS’s net income or net loss, determined in accordance with GAAP, shall be allocated to the Members in the same manner in which the corresponding Income or Loss (or items thereof) is allocated pursuant to the provisions of this Section 4.1.

4.2 Distributions.

(a) Non-Liquidating Distributions. From time to time, the Members shall determine to what extent (if any) the Company has Available Cash on hand that exceeds its current and anticipated needs, including for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. Except as set forth in Section 4.2(c) below, if such an excess exists, the Members may in their discretion cause the Company to distribute to the Members an amount in cash equal to that excess pro rata in accordance with their Distribution Percentages.

(b) Liquidation Distributions. In the event of a Liquidation, Liquidation Proceeds shall be paid, applied and distributed in the following order of priority:

(i) First, any expenses, costs or amounts owing with respect to the Liquidation and the debts and liabilities of DFS shall be paid in accordance with the priority given to such costs, expenses, debts and liabilities under applicable law.

(ii) Second, Liquidation Proceeds shall be applied to the setting up of such reserves as the Liquidator may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of DFS; provided, however, that any such reserves may, in the discretion of the Liquidator, be paid over to an independent escrow agent, to be held by such agent or its successor for such period as the Liquidator shall deem advisable for the purpose of applying such reserves to the payments of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, shall be distributed as provided in Section 4.2(b)(iii); and

(iii) Third, to the Members in accordance with and to the extent of the positive balances in their respective Capital Accounts, after taking into account the allocation of all Income or Loss pursuant to this Agreement for the Fiscal Year in which the Liquidation of DFS occurs and all adjustments to the Members’ Capital Accounts pursuant to Section 3.2. All distributions under this Section 4.2(b)(iii) shall be made by the end of the taxable year during which Liquidation occurs, or, if later, 90 days after the date of such Liquidation.

(c) Withholding of Distributions. Notwithstanding any other provision of this Agreement, the Members (or, if applicable, the Liquidator) may suspend, reduce or otherwise restrict Distributions (whether of Available Cash or Liquidation Proceeds) if the Members (or, if applicable, the Liquidator) determine such action is in the best interests of DFS. In addition, notwithstanding any other provision of this Agreement to the contrary, DFS shall not make any Distribution if such Distribution would violate §18-607 of the LLC Act or other applicable law.

4.3 No Priority. Except as may be otherwise expressly provided herein, no Member shall have priority over any other Member as to allocations of DFS Income, Loss, Credits or other distributive share items or Distributions.

4.4 Tax Withholding. Notwithstanding any other provision of this Agreement, the Members may take any action that is determined to be necessary or appropriate to cause DFS to comply with any withholding requirements established under any federal, state or local tax laws, including withholding on any Distribution to any Member. For all purposes of this Article IV, any amount withheld on any Distribution and paid over to the appropriate governmental body shall be treated as if such amount had in fact been distributed to the Member.

ARTICLE V

MANAGEMENT

5.1 Management by the Members. Except as otherwise provided in this Agreement and subject to the restrictions and limitations set forth herein, the Members shall conduct, direct and exercise full control over all activities, the Business, or other affairs of DFS.

5.2 Powers of the Members. Subject to the limitations set forth in this Agreement, the Members shall have full and exclusive power and authority to do, on behalf of DFS, all things deemed necessary, appropriate or desirable by it to conduct, direct and manage the Business and other affairs of DFS and, in connection therewith, shall have all powers, statutory or otherwise, possessed by members of limited liability companies under the laws of the State of Delaware.

5.3 Officers of DFS.

(a) The Members may appoint officers, managers or agents of DFS and may delegate to such officers, managers or agents all or part of the powers, authorities, duties or responsibilities possessed by or imposed on the Members pursuant to this Agreement. Unless otherwise determined by the Members, the officers of DFS shall consist of, and the Members shall appoint, a President, a Chief Financial Officer, one or more Vice Presidents, a Treasurer, one or more Assistant Treasurers, a Secretary, one or more Assistant Secretaries and such other officers as the Members may from time to time appoint. A single Person may hold more than one office. The officers shall be appointed from time to time by the Members. Each officer shall hold office until his successor is chosen, or until his death, resignation or removal from office.

(b) Each of such officers shall have such powers and duties with respect to the Business and other affairs of DFS, and shall be subject to such restrictions and limitations, as are described below or otherwise prescribed from time to time by the Members; provided, however, that each officer shall at all times be subject to the direction and control of the Members in the performance of such powers and duties.

(i) President. The President of DFS shall have all general executive rights, power, authority, duties and responsibilities with respect to the management and control of the Business and other affairs of DFS. The President shall have full power and authority to bind DFS and to execute any and all contracts, agreements, instruments or other documents for and on behalf of DFS, and any and all such actions properly taken by the President of DFS shall have the same force and effect as if taken by the Members. Unless otherwise determined by the Members, the President shall be the chief executive officer of DFS and may include those words in his title.

(ii) Chief Financial Officer. The Chief Financial Officer shall have primary responsibility for DFS’s financial accounting systems and reporting, the preparation and filing of all tax returns for DFS and the overall management of DFS’s accounting and financial reporting systems and shall perform such other duties and responsibilities as may from time to time be assigned by the President. The Chief Financial Officer shall be deemed to be a Vice President of DFS and may include those words in his title.

(iii) Vice Presidents. The Members may appoint one or more other Vice Presidents of DFS and may assign to each of such Vice Presidents such duties and responsibilities as it considers necessary, appropriate or desirable for the conduct of the Business and the other affairs of DFS; provided, however, that each Vice President shall at all times be subject to the direction and oversight of the President. Each Vice President of DFS shall have full power and authority to bind DFS and to execute any and all contracts, agreements, instruments or other documents for and on behalf of DFS, and any and all such actions properly taken by a Vice President of DFS shall have the same force and effect as if taken by the Members.

(iv) Treasurer. Subject to the supervision and control of the President (and such of the Vice Presidents of DFS as may be designated by the President), the Treasurer of DFS shall have responsibility for the custody and control of all funds of DFS and shall have such other powers and duties as may from time to time be assigned by the President.

(v) Assistant Treasurers. The Treasurer of DFS may delegate to any Assistant Treasurer of DFS such of the Treasurer’s duties and responsibilities as the Treasurer deems advisable, and (subject to the control and supervision of the Treasurer) such Assistant Treasurer may exercise such delegated duties and responsibilities as fully, and with the same force and effect, as the Treasurer.

(vi) Secretary. Subject to the supervision and control of the President (and such of the Vice Presidents of DFS as may be designated by the President), the Secretary of DFS shall prepare and maintain all records of DFS proceedings and may attest the signature of any authorized officer of DFS on any contract, agreement, instrument or other document and shall have such other powers and duties as may from time to time be assigned by the President.

(vii) Assistant Secretaries. The Secretary of DFS may delegate to any Assistant Secretary of DFS such of the Secretary’s duties and responsibilities as the Secretary deems advisable, and (subject to the control and supervision of the Secretary) such Assistant Secretary may exercise such delegated duties and responsibilities as fully, and with the same force and effect, as the Secretary.

Only the President or a Vice President of DFS shall have the power and authority to bind DFS and to execute a contract, agreement, instrument or other document for and on behalf of DFS; neither the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of DFS shall have any power or authority to bind or sign on behalf of DFS (unless such Person is also a Vice President of DFS, in which case, such power or authority must be exercised in his capacity as a Vice President). Notwithstanding the above, the Members may establish from time to time limits of authority for any or all of DFS’s officers with respect to the execution and delivery of negotiable instruments or contracts for and on behalf of DFS.

5.4 Rights and Obligations of Members.

(a) Management Rights. The Members shall participate in the management or control of the Business, be authorized to transact any business for DFS or have the power to act for or bind DFS.

(b) Liability of Members. Except as provided by the LLC Act or by the terms of this Agreement or any other agreement with DFS, no Member shall have any personal liability to contribute money to, or with respect to the liabilities or obligations of, DFS and no Member shall be personally liable for any obligations of DFS.

(c) Rights of Members. Each Member shall be entitled to such rights with respect to the Business and other affairs of DFS as are provided by the LLC Act or expressly stated in this Agreement.

ARTICLE VI

ACCOUNTING AND TAX MATTERS

6.1 Partnership Tax Status. The Members agree that DFS is intended to be treated as a partnership for federal, state and local income tax purposes, and each of the Members agrees (a) to make or file (and cause DFS to make or file) such consents or elections, if any, as are necessary to cause DFS to be treated as a partnership for federal, state and local income tax purposes and (b) to not make or file (or cause DFS to make or file) any consents or elections and to not take any other action (or cause DFS to take any action) which would result in DFS not being treated as a partnership for federal, state or local income tax purposes.

6.2 Records and Accounting. DFS shall keep or cause to be kept complete and accurate books and records with respect to the Business, which books and records shall reflect all DFS transactions and be appropriate and adequate for the Business. Such books and records shall be kept at DFS’s principal offices. Each Member (or such Member’s designated representative) shall have the right, at reasonable times and upon reasonable notice, to inspect and copy (at such Member’s own expense) all of such books and records.

6.3 Appointment of Auditors. For each Fiscal Year, DFS shall engage independent auditors to audit DFS’S books and records and to render their opinion to the Members on DFS’s financial statements for such Fiscal Year. Unless otherwise determined by the Members, DFS shall engage the firm of PricewaterhouseCoopers LLP to act as DFS’s independent auditors.

6.4 Method of Accounting. DFS’s books and records shall be maintained in accordance with the accrual method for financial reporting purposes pursuant to U.S. GAAP requirements and shall be maintained in accordance with either the accrual method or the cash method for federal income tax purposes (as determined by the Members and permitted by applicable law).

6.5 Fiscal Periods.

(a) Fiscal Year. The fiscal year of DFS (the “Fiscal Year”) shall be the fiscal year that corresponds to the fiscal year of Dell, which at the Effective Date is the period commencing on the first day after the last day of the immediately preceding fiscal year and ending on the Friday closest to January 31 of the next year.

(b) Fiscal Quarter. Each fiscal quarter of DFS (a “Fiscal Quarter”) shall be the fiscal quarter that corresponds to the fiscal quarter of Dell, which at the Effective Date is the period commencing on the first day after the last day of the immediately preceding fiscal quarter and ending on the Friday closest to the next April 30, July 31, October 31 or January 31, as the case may be.

(c) Fiscal Month. Each fiscal month of DFS (a “Fiscal Month”) shall be the fiscal month that corresponds to the fiscal month of Dell, as established from time to time by Dell and communicated to DFS.

6.6 Tax Reporting.

(a) Filing of Tax Returns: Elections. DFS shall prepare and timely file all federal, state and local income, sales and use, property tax and information returns or other returns or statements required by applicable law. DFS shall claim all deductions and make such elections for federal or state income tax purposes which the Members determine will produce the most favorable income tax results for the Members.

(b) Submission of Tax Information to Members. Within 120 days after the end of each Fiscal Year, DFS shall deliver to each Member a copy of DFS’s federal income tax return and all other information with respect to DFS as may be reasonably required by such Member for the completion of such Member’s federal and state income tax returns.

(c) Tax Matters Partner. The Members hereby appoint Dell-DFS as the “tax matters partner” (as defined in IRC §6231(a)(7)) for federal income tax purposes. As such, Dell-DFS shall be authorized to take all action regarding the determination, assessment and collection of federal income tax under IRC §6232. All out-of-pocket expenses incurred by the tax matters partner shall be considered expenses of DFS for which such Member shall be entitled to full reimbursement.

(d) Section 754 Election. In the event of (i) a distribution of Property satisfying the provisions of IRC §734 or (ii) a Transfer of an Interest satisfying the provisions of IRC §743, upon the determination of the Members, DFS shall elect, pursuant to IRC §754, to adjust the basis of DFS’s Property to the extent allowed by IRC §734 or §743 and shall cause such adjustments to be made and maintained. Any additional accounting expenses incurred by DFS in connection with making or maintaining any such basis adjustment shall be reimbursed to DFS from time to time by the distributee or transferee who benefits from the making and maintenance of such basis adjustment.

ARTICLE VII

TRANSFERS OF INTERESTS

7.1 General Restrictions. No Member may Transfer all or any part of such Member’s Interest without the approval of both Dell-DFS and DFS Holdings; provided, however, that without such approval (a) Dell-DFS may Transfer all or a portion of its Interest to an entity 100% of the capital stock or equity interests in which is owned directly or indirectly by Dell, and (b) DFS Holdings may Transfer all or a portion of its Interest to an entity 100% of the capital stock or equity interests in which is owned directly or indirectly by Dell. Any purported Transfer of an Interest in violation of the terms of this Section 7.1 shall be null and void and of no force or effect. No Transfer of an Interest shall relieve either Dell-DFS or DFS Holdings of any obligation or responsibility under this Agreement to be performed or carried out in its individual capacity rather than in its capacity as a Member.

7.2 Substitute Members. A Transferee of all or part of an Interest in compliance with the provisions of Section 7.1 shall become a Substitute Member in place of the Transferor of such Interest only if:

(a) The Transferor has expressly consented thereto in writing;

(b) Such Transferee has executed an instrument (in form and substance reasonably satisfactory to the Members) accepting, adopting and agreeing to be bound by the terms and conditions of this Agreement;

(c) The Transferor or Transferee has paid all reasonable expenses of DFS in connection with the admission of the Transferee as a Substitute Member; and

(d) If so requested by the Members, the Transferor or Transferee has delivered to DFS and the other Members an opinion of counsel reasonably satisfactory to the other Members that (i) the Transfer will not cause DFS or any Member to violate any federal or state securities laws or to jeopardize DFS’s status as a partnership for federal, state and local income tax purposes and (ii) the terms and conditions of this Agreement constitute valid and binding obligations of the Transferee.

Upon satisfaction of all of the foregoing conditions with respect to a particular Transferee, the Members shall cause this Agreement (and, if necessary, the Certificate) to be duly amended to reflect the admission of the Transferee as a Substitute Member.

7.3 Effect of Admission as a Substitute Member. Until admitted as a Substitute Member, a Transferee of all or a part of an Interest shall have only the rights afforded to an assignee of a membership interest pursuant to the LLC Act. A Transferee which has become a Substitute Member has, to the extent of the Interest transferred to it, all of the rights and powers of the Person for which it is substituted and is subject to the restrictions and obligations of a Member under this Agreement and the LLC Act. The portion of the Capital Account of a Transferor which will be transferred to the Transferee shall be equal to the Capital Account of the Transferor as of the effective date of the Transfer multiplied by a fraction, the numerator of which is the Distribution Percentage of the Interest subject to the Transfer and the denominator of which is the entire Distribution Percentage of the Transferor.

ARTICLE VIII

DISSOLUTION. LIQUIDATION AND TERMINATION

8.1 Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

(a) The sale or other disposition of all or substantially all the assets of the Company, unless all the Members agree in writing, within 90 days after the occurrence of such event, to continue the Company;

(b) The written consent of all the Members to dissolve the Company; or

(c) The entry of a decree of judicial dissolution of the Company pursuant to the provisions of the LLC Act.

8.2 Effect of Dissolution. Upon the mutual agreement of the Members, DFS shall be dissolved. Upon dissolution of DFS, the Liquidator shall take such actions as may be required pursuant to the LLC Act and shall proceed to wind down and terminate the Business and affairs of DFS. The period during which such winding down and termination takes place shall be referred to herein as the “Wind-Down Period”. During the Wind-Down Period, the Liquidator shall have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the Property of DFS as promptly as is consistent with obtaining a Fair Value therefor; provided, however, that the Liquidator shall not be required to finally liquidate the Property of DFS and distribute the final Liquidation Proceeds until the last lease or loan that is part of the outstanding portfolio of leases and loans serviced by DFS or an Affiliate of DFS at the time of dissolution has been paid in full or satisfied. The Liquidator shall apply and distribute all Liquidation Proceeds in accordance with the provisions of Section 4.2(b). The Liquidator shall have authority to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding down, terminating and liquidating the Business and affairs of DFS.

8.3 Certificate of Cancellation. On completion of the liquidating distributions as provided herein, the Company shall be considered terminated, and the liquidator shall file a Certificate of Cancellation with the Secretary of State of the State of Delaware and shall take such other actions as may be necessary, appropriate or desirable to terminate the Company.

ARTICLE IX

MISCELLANEOUS

9.1 Title to Assets. Title to Property acquired by DFS shall be held in the name of DFS. No Member shall individually have any ownership interest or rights in the Property of DFS, except indirectly by virtue of such Member’s ownership of an Interest. No Member shall have any right to seek or obtain a partition of the Property of DFS, nor shall any Member have the right to any specific Property of DFS upon the Liquidation of or any Distribution from DFS.

9.2 Nature of Interest in DFS. An Interest shall be personal property for all purposes.

9.3 No Third Party Rights. None of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including creditors of DFS.

9.4 Further Assurances. Each of the Members hereto shall, from time to time at any other Member’s reasonable request and expense and without further consideration, execute and deliver such other instruments or documents and take such further action as such other Member may require to more effectively complete any matter provided for herein.

9.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and which taken together shall be deemed to constitute one and the same instrument.

9.6 Amendment to Certificate. Each Member agrees to execute, and hereby appoints Dell-DFS as its attorney-in-fact to execute, in its stead, all certificates of amendments to the Certificate which are approved as provided in this Agreement and which are required to be filed with the Delaware Secretary of State pursuant to the LLC Act. Any amendment to the Certificate must be unanimously approved by the Members. In addition, each Member agrees to amend this Agreement to reflect any changes from time to time, effected in accordance with the terms and conditions of this Agreement, in the Interests of the Members.

9.7 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity or enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and be enforced to the greatest extent permitted by law.

9.8 Currency. All references to dollar amounts in this Agreement are in United States currency.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereby have executed this Agreement to be effective as of the Effective Date.

DELL DFS CORPORATION, a Delaware corporation

By:	/s/ Brian P. MacDonald
Brian P. MacDonald, Vice President and Treasurer

DELL DFS HOLDINGS L.L.C., a Delaware limited liability company

By:	/s/ Brian P. MacDonald
Brian P. MacDonald, Vice President and Treasurer